

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Aleksandr Kriukov
Chief Executive Officer
510 Clinton Square
Rochester, New York 14604

> **Re: Fuse Enterprises Inc.**
> **Registration Statement on Form S-1**
> **Filed March 24, 2015**
> **File No. 333-202948**

Dear Mr. Kriukov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no or nominal non-cash assets. Please refer to Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. It appears that you may be a blank check company as defined in Rule 419 under the Securities Act of 1933, as amended, in view of the following:

    - Your disclosure indicates that you are a development stage company issuing penny stock;

- You had a net loss of $9,245 as of the fiscal year ended September 30, 2014;

- You had assets of only $12,972 as of the period ended December 31, 2014; and

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

4. We note your statement on page 14 that you will keep any accrued interest as proceeds from the offering. Please state on the prospectus cover page that if the minimum is not reached, funds held in the Bank of America account will be returned without interest.

Use of Proceeds, page 17

5. We note your disclosure and have the following comments:

- Please provide a narrative description with more detail about management's plans to use your net proceeds. If your disclosure beginning on page 29 under the heading "Plan of Operations" is intended to satisfy this objective, please revise your plan of operations to use the same terminology to describe each category of costs as is seen in your Use of Proceeds disclosures.

- To the extent that different amounts of proceeds will be used for the same category of costs under the "minimum" and "maximum" scenarios, please separately describe how proceeds will be used under each of the minimum and maximum scenarios. Also describe how proceeds will be allocated if you raise an amount between the minimum and maximum such that investors can understand management's priorities for the use of your proceeds. We note that your current disclosures under "Plan of

Operations" solely address the circumstance under which you sell the maximum number of shares.

Dilution of the Price per Share, page 18

6. Please refer to the narrative and tables describing dilution if the maximum number of shares is sold. It appears that the increase in your existing stockholders' net tangible book value attributable to the new investors is $0.0085 per share, the difference between net tangible book value per share before the offering of $0.0002 and net tangible book value per share after the offering of $0.0087. Please advise or revise.

7. Please refer to the narrative and tables describing dilution if the minimum number of shares is sold. It appears that the increase in your existing stockholders' net tangible book value attributable to the new investors is $0.0030 per share, the difference between net tangible book value per share before the offering of $0.0002 and net tangible book value per share after the offering of $0.0032. Additionally, it appears that the dilution per share to new investors is $0.0068, the difference between the price they pay of $0.01 and net tangible book value per share after the offering of $0.0032. Please advise or revise.

Plan of Distribution: Terms of the Offering, page 19

8. Please provide additional detail regarding the changes to the material terms of the offering that would entitle investors to a refund, including the mechanism for requesting such refund. Please also reconcile this disclosure with the statement in your Subscription Agreement which indicates that such agreement is irrevocable. Please also tell us the manner in which you would communicate any changes to the bulleted terms listed on page 20 to investors.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 23

9. We note that you generated revenue for the first time during the three months ended December 31, 2014. Please revise the analysis of your results of operations to provide more detail about this generation of revenue. Specifically, please disclose the number of customers from whom you generated revenue and briefly describe how you obtained these customers. We believe this additional information is important to allow your investors to assess the likelihood that past results are indicative of future results.

10. We note multiple references to the company's "short term" and "long term" goals. Please discuss each set of goals and what management plans to do to achieve these goals. For example, please discuss what milestones you need to achieve to become a profitable enterprise, how long it will take to achieve those milestones and how much capital you will need to achieve those milestones.

Liquidity, page 24

11. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations. Please provide disclosure describing your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

12. As part of your discussion of liquidity, please disclose the amount of accounts receivable as of December 31, 2014 that was subsequently collected through the most recent practicable date and, if applicable, disclose the amount of accounts receivable as of December 31, 2014 that was subsequently written off as uncollectible.

13. We note your statement that you believe revenue will increase in your fiscal year 2015. Please disclose in more detail the basis for this statement. For example, if you have generated any revenue thus far during fiscal year 2015, please disclose the amount of revenue generated as of the most recent practicable date. If you have signed contracts with any customers committing you to provide services on a specified timeframe for a specified amount of payment, please describe these contracts. Alternatively, if you have not generated any revenue thus far in 2015 and have no contracts guaranteeing future generation of revenue in 2015, please clearly disclose this.

Description of Our Business and Properties

Industry Background, page 26

14. We note in this section the statements: "accurate GPS data is set to become the next big trend for successful local content marketing…", and "there is a shift in marketing budgets from traditional media to online media, including search strategies such as search engine optimization…" Please disclose whether these statements are based upon management's belief, industry data, reports/articles or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. If the statements are based on industry reports, please provide copies of these reports or studies that support the qualitative characteristics of the online marketing industry referenced in this section. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Website Design, page 28

15. We note that you hire freelance website designers to provide your services. Please disclose any material contractual terms that exist between your company and these freelance designers.

Plan of Operations, page 29

16. Please provide the basis for your statement that you "expect to complete your offering within two to six months from the effective date of your registration statement." Please disclose whether your reference to completion of the offering is to achievement of the minimum or maximum amount of the offering.

17. We note the different services you plan to offer potential customers. Please disclose whether the services you plan to offer depend on the amount of proceeds raised from this offering. If so, please disclose the amount of proceeds necessary to offer each of the services listed in this section.

Financial Statements for the Three Months Ended December 31, 2014

General

18. Please update your financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

19. Please tell us how you concluded no disclosures were requires by ASC 280-10-50-42. As part of your response, tell us the number of customers from whom you generated revenue during this quarter.

Note 2 – Summary of Significant Accounting Policies, page F-5

20. Please complete the blank in this footnote.

Financial Statements for the Period from Inception through September 30, 2014

Note 2 – Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, page F-23

21. We note your disclosures under this heading and have the following comments:

- Please revise your disclosures to fully comply with Question 2 of SAB Topic 11:M for each standard listed. Specifically, if early adoption is permitted, you should state the date that you plan to adopt the standard. You should also discuss the impact that adoption of each standard is expected to have on your financial statements or, if applicable, make a statement to the effect that you are still assessing the impact that adoption of each standard will have on your financial statements and the impact is not known or reasonably estimable at this time.

- Please revise to discuss your adoption of ASU 2014-10 within this footnote. This standard appears to be applicable to you based on the last risk factor on page 9.

Signatures, page II-4

22. Please add the date of the CEO and CFO signatures. See Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director